Exhibit 10.2

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is made effective as of April __, 2016 (the “Effective Date”), by and between DaVita HealthCare Partners Inc. (“Parent”) and one of its controlled affiliates (“Employer”, and collectively with Parent, “DaVita”) and Kathleen A. Waters (“Employee”).

In consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1.    Employment and Duties. Employer hereby employs Employee to serve initially as Chief Legal Officer. Employee accepts such employment on the terms and conditions set forth in this Agreement. Employee shall perform the duties of Chief Legal Officer or any additional or different duties or jobs as the Employer deems appropriate. Initially, Employee shall work out of El Segundo, California, although Employee will travel to Denver, Colorado and other locations as necessary, and the work location is subject to change to suit business needs. Employee agrees to devote substantially all of her time, energy, and ability to the business of Employer on a full-time basis and shall not engage in any other business activities during the term of this Agreement, including but not limited to providing consulting services to any investment firm, such as a hedge fund, provided however, Employee may pursue normal charitable activities so long as such activities do not require a substantial amount of time and do not interfere with her ability to perform her duties. Employee agrees that she shall not serve on the board of directors, advisory board, or similar oversight body of any not-for-profit or for-profit company, entity or institution without the express written approval of the Chief Executive Officer of Parent or the Board of Directors. Employee shall at all times observe and abide by the Employer’s policies and procedures as in effect from time to time.

Section 2.    Compensation. In consideration of the services to be performed by Employee hereunder, Employee shall receive the following compensation and benefits:

2.1    Base Salary. Employer shall pay Employee a base salary of $540,000 per annum, less standard withholdings and authorized deductions. Employee shall be paid consistent with Employer’s payroll schedule. The base salary will be reviewed from time to time. Employer, in its sole discretion, may increase the base salary as a result of any such review. Employer may not reduce Employee’s base salary unless the Employee authorizes it in writing or the Employer is reducing the base salary of other similarly-situated executives by a similar percentage.

2.2    Benefits. Employee and/or her family, as the case may be, shall be eligible for participation in and shall receive all benefits under Employer’s health and welfare benefit plans (including, without limitation, medical, prescription, dental, disability, and life insurance) under the same terms and conditions applicable to most executives at similar levels of compensation and responsibility.

2.3    Performance Bonus.

(a)    Employee shall be eligible to receive a discretionary performance bonus (the “Bonus”) between zero and $750,000, payable in a manner consistent with Employer’s practices and procedures. The amount of the Bonus, if any, will be decided by the Chief Executive Officer of Parent and/or the Board of Directors or the Compensation Committee of the Board in his/her/its sole discretion.

(b)    In deciding on the amount of the Annual Performance Bonus, if any, the Chief Executive Officer of Parent and/or the Board of Directors or the Compensation Committee of the Board may consider the competitive market for the services provided by employees who are performing the same or similar duties as Employee is providing Employer and who have similar background and experience.

(c)    Except as set forth in Section 3.5, Employee must be employed by Employer (or an affiliate) on the date any Bonus is paid to be eligible to receive such Bonus and, if Employee is not employed by Employer on the date any Bonus is paid for any reason whatsoever, Employee shall not be entitled to receive such Bonus.

2.4    Vacation. Employee shall have vacation, subject to the approval of Employee’s direct manager.

2.5    Housing Allowance. Employer shall pay Employee a housing allowance from the date Employee begins employment with Employer through 2017. Employee shall use the housing allowance for short-term lodging in Denver, Colorado during that time although Employee will still be based in El Segundo, California.

2.6    Relocation to Denver, Colorado. Employee shall relocate to Denver, Colorado promptly following her daughter’s completion of high school.

2.7    Restricted Stock Units. Employer shall recommend that Parent grant Employee, pursuant to the applicable incentive award plan, an award of restricted stock units (“RSUs”) with an estimated value (where value is calculated on a basis substantially similar to that used for the most recent broad-based set of long-term incentive program awards made to other similarly situated employees of DaVita) of approximately $533,000. This award shall vest 50% each on approximately the second and third anniversaries of the grant date. The terms of the RSU award will be subject to approval by the appropriate authorized body or Officer and will be set forth in a separate RSU award agreement to be signed by both Employee and Parent. That award agreement may include, among other provisions, a noncompetition agreement.

2.8    Stock Appreciation Rights. Employer shall recommend that Parent grant Employee, pursuant to the applicable incentive award plan, an award of stock-settled stock appreciation rights (“SSARs”) with an estimated value of approximately $533,000, upon appropriate approval. This award shall have a five-year term and vest 50% on the second and third anniversaries of the grant date. The base price of the award shall be the closing price as reported on the New York Stock Exchange on the start date of Employee’s employment, or the date the SSAR award has been formally approved by the appropriate authorized body or Officer, whichever date is later. The terms of the SSAR award will be subject to approval by the appropriate authorized body or Officer and will be set forth in a separate SSAR award agreement to be signed by both Employee and Parent. That award agreement may include, among other provisions, a noncompetition agreement.

2.9    Long-Term Incentive Award. Employer shall recommend that Parent grant Employee, pursuant to the applicable incentive award plan, a long-term performance-based cash award (“cash LTIP award”) under Parent’s long-term incentive program (LTIP) for its Kidney Care business of $533,000 at target, upon appropriate approval during Parent’s 2016 annual grant period. This cash LTIP award will be based on a three-year performance period and shall vest 100% in April 2019. The target award amount assumes 100% achievement of specific performance criteria to be outlined in the award agreement, but the actual award amount will be less than the target award amount, and may be zero, if the identified performance criteria are not achieved at 100%. If Employee’s employment ends for any reason before Employee becomes 100% vested in the cash LTIP award, Employee will forfeit the right to receive payment for any unvested portion of the award without regard to the level of achievement made against the performance metrics through such date. The cash LTIP award will be subject to formal approval by the appropriate authorized body or Officer, and the terms of such award will be set forth in a separate agreement to be signed by both Employee and Parent. That award agreement may include, among other provisions, a noncompetition agreement.

2.10    Management Share Ownership Policy. Employee shall review and understand the terms of the Management Share Ownership Policy with respect to all equity-based awards to the extent that the policy applies to Employee.

2.11    Return of Compensation or other Property Received in Connection with Director, Officer, Shareholder or Similar Position. All fees, compensation, other remuneration, dividends, distributions, or other property or financial benefit received by Employee in connection with Employee's position as a director, officer, member, shareholder, partner or any other similar position of any controlled or uncontrolled direct or indirect subsidiary or affiliate of Employer, or other contractual obligor to Employer or any of its subsidiaries or affiliates the obligations of which constitute revenue to Employer or any of its subsidiaries or affiliates and of which Employee beneficially owns or has the right to acquire, directly or indirectly, 10% or more of the equity interests or has the power to vote 10% or more of the voting interests, shall belong to Employer and shall be immediately remitted to Employer. Notwithstanding the foregoing, this provision shall not apply to any amounts payable to, earned by, received by or otherwise due to Employee as employment compensation from Employer or any of its subsidiaries or affiliates, or any dividends or other distributions received by Employee in Employee’s capacity as a stockholder of Parent.

2.12    Indemnification. Employer agrees to indemnify and defend Employee, including the payment of reasonable attorneys’ fees and costs, against and in respect of any and all claims, actions, or demands, to the extent permitted by the Employer’s By-laws and applicable law.

2.13    Reimbursement. Employer also agrees to reimburse Employee in accordance with Employer’s reimbursement policies for travel and entertainment expenses, as well as other business-related expenses, incurred in the performance of her duties hereunder.

2.14    Changes to Benefit Plans. Employer reserves the right to modify, suspend, or discontinue any and all of its health and welfare benefit plans, practices, policies, and programs at any time without recourse by Employee so long as such action is taken generally with respect to all other similarly-situated peer executives and does not single out Employee.

2.15    Possible Recoupment of Certain Compensation. Notwithstanding any other provision in this Agreement to the contrary, Employee shall be subject to the written policies of the Board of Directors applicable to executives of the Employer, including without limitation any Board policy relating to recoupment or “claw back” of compensation, as they exist from time to time during the Employee’s employment by the Employer and thereafter.

Section 3.    Provisions Relating to Termination of Employment.

3.1    Employment Is At-Will. Employee’s employment with Employer is “at will” and is terminable by Employer or by Employee at any time and for any reason or no reason, subject to the notice requirements set forth below.

3.2    Termination for Material Cause. Employer may terminate Employee’s employment without advance notice for Material Cause (as defined below). Upon termination for Material Cause, Employee shall (i) be entitled to receive the Base Salary and benefits as set forth in Section 2.1 and Section 2.2, respectively, through the effective date of such termination and (ii) not be entitled to receive any other compensation, benefits, or payments of any kind, except as otherwise required by law or by the terms of any benefit or retirement plan or other arrangement that would, by its terms, apply.

3.3    Other Termination. Employer may terminate the employment of Employee for any reason or for no reason at any time upon at least thirty (30) days’ advance written notice. If Employer terminates the employment of Employee for reasons other than for death, Material Cause, or Disability, and contingent upon Employee’s execution of the Employer’s standard Severance and General Release Agreement within twenty-eight days of the termination of Employee’s employment,

Employee shall be entitled to the benefits set forth in the DaVita HealthCare Partners Inc. Severance Plan, pursuant to the terms and conditions of that plan as they exist at the time of the termination of Employee’s employment. For purposes of this provision, Employee’s employment has been terminated when Employee is no longer providing services for Employer after a specific date or the level of bona fide services that Employee would perform (as an employee or independent contractor) after a specific date would permanently decrease to no more than 20% of the average level of bona fide services performed over the immediately preceding thirty-six month period (or the full period of service if Employee was employed for less than thirty-six months).

During the period of time when Employee receives benefits under the Severance Plan, Employee agrees to (1) make herself available to answer questions and to cooperate in the transition of her duties, (2) respond to any inquiries from the compliance department, including making herself available for interview, and (3) cooperate with Employer in the prosecution and/or defense of any claim, including making herself available for any interview, appearing at depositions, and producing requested documents. Employer shall reimburse Employee for any out-of-pocket expenses she may incur.

3.4.    Voluntary Resignation. Employee may resign from Employer at any time upon at least ninety (90) days’ advance written notice. If Employee resigns from Employer for any reason other than Good Cause, as defined below, Employee shall (i) be entitled to receive the base salary and benefits as set forth in Section 2.1 and Section 2.2, respectively, through the effective date of such termination and (ii) not be entitled to receive any other compensation, benefits, or payments of any kind, except as otherwise required by law or by the terms of any benefit or retirement plan or other arrangement that would, by its terms, apply. In the event Employee resigns from Employer at any time, Employer shall have the right to make such resignation effective as of any date before the expiration of the required notice period.

3.5    Good Cause Resignation. If Employee resigns for Good Cause, as defined below, and contingent upon Employee’s execution of the Employer’s standard Severance and General Release Agreement within twenty-eight days of the termination of Employee’s employment, Employee shall (i) be entitled to receive the base salary and benefits as set forth in Section 2.1 and Section 2.2 respectively, through the effective date of such resignation, (ii) be entitled to the benefits set forth in the DaVita HealthCare Partners Inc. Severance Plan, pursuant to the terms and conditions of that plan as they exist at the time of the termination of Employee’s employment except for the requirement that a teammate is only eligible for severance if the teammate’s employment is terminated involuntarily, but in no event shall such benefits include less than a right to receive continuation of her base salary for the twelve-month period following the termination of her employment, subject to Employer’s payroll practices and procedures, (iii) if Employee’s employment is terminated after April in a given year, receive a lump-sum payment equal to the Bonus paid in the year prior to the termination of Employee’s employment, pro-rated for the number of months served in the year Employee’s employment is terminated, to be paid on or around the time Employer normally pays performance bonuses to other senior executives so long as she has complied with the terms of all agreements relating to nonsolicitation, noncompetition, and confidentiality, and (iv) not be entitled to any other compensation, benefits, or payments of any kind, except as otherwise required by law or by the terms of any benefit or retirement plan or other arrangement that would by its terms, apply.

3.6    Disability. Upon thirty (30) days’ advance notice (which notice may be given before the completion of the periods described herein), Employer may terminate Employee’s employment for Disability (as defined below).

3.7    Definitions. For the purposes of this Agreement, the following terms shall have the meanings indicated:

(a)    “Good Cause” shall mean the occurrence of the following events without Employee’s express written consent: (i) Employer materially diminishes the scope of Employee’s duties and responsibilities; (ii) Employer materially reduces Employee’s base salary; or (iii) Employer requires Employee to relocate more than fifty (50) miles from El Segundo, California or Denver, Colorado. Notwithstanding the above, the occurrence of any such condition shall not constitute Good Cause unless the Employee provides notice to Employer of the existence of such condition not later than 90 days after the initial existence of such condition, and Employer shall have failed to remedy such condition within 30 days after receipt of such notice.

(b)    “Disability” shall mean the inability, for a period of six (6) months, to adequately perform Employee’s regular duties, with or without reasonable accommodation, due to a physical or mental illness, condition, or disability.

(c)    “Material Cause” shall mean any of the following: (i) conviction of a felony or plea of no contest to a felony; (ii) any act of fraud or dishonesty in connection with the performance of her duties; (iii) repeated failure or refusal by Employee to follow policies or directives reasonably established by the Chief Executive Officer of Parent or his/her designee that goes uncorrected for a period of ten (10) consecutive days after written notice has been provided to Employee; (iv) a material breach of this Agreement; (v) any gross or willful misconduct or gross negligence by Employee in the performance of her duties; (vi) egregious conduct by Employee that brings Parent or any of its subsidiaries or affiliates into public disgrace or disrepute; (vii) an act of unlawful discrimination, including sexual harassment; (viii) a violation of the duty of loyalty or of any fiduciary duty; or (ix) exclusion or notice of exclusion of Employee from participating in any federal health care program.

3.8    Notice of Termination. Any purported termination of Employee’s employment by Employer or by Employee shall be communicated by a written Notice of Termination to the other party hereto in accordance with Section 5 hereof. A “Notice of Termination” shall mean a written notice that indicates the specific termination provision in this Agreement.

3.9    Effect of Termination. Upon termination, this Agreement shall be of no further force and effect and neither party shall have any further right or obligation hereunder; provided, however, that no termination shall modify or affect the rights and obligations of the parties that have accrued prior to termination; and provided further, that the rights and obligations of the parties under Section 3, Section 4, and Section 5 shall survive termination of this Agreement.

3.10    Notwithstanding any provision herein to the contrary, in the event that any payment to be made to Employee hereunder (whether pursuant to this Section 3 or any other Section)

as a result of Employee’s termination of employment is determined to constitute “deferred compensation” subject to Section 409A of the Internal Revenue Code, and Employee is a “Key Employee” under the DaVita Inc. Key Employee Policy for 409A Arrangements at the time of Employee’s termination of employment, all such deferred compensation payments payable during the first six (6) months following Employee’s termination of employment shall be delayed and paid in a lump sum during the seventh calendar month following the calendar month during which Employee’s termination of employment occurs.

Section 4:    Confidentiality, Noncompetition, Nonsolicitation and Intellectual Property Agreement. Employee, contemporaneously herewith, shall enter into a Confidentiality, Noncompetition, Nonsolicitation, and Intellectual Property Agreement, the terms of which are incorporated herein and made a part hereof as though set forth in this Agreement.

Section 5.    Miscellaneous.

5.1    Entire Agreement; Amendment. This Agreement represents the entire understanding of the parties hereto with respect to the employment of Employee and supersedes all prior agreements with respect thereto. This Agreement may not be altered or amended except in writing executed by both parties hereto.

5.2    Assignment; Benefit. This Agreement is personal and may not be assigned by Employee. This Agreement may be assigned by Employer and shall inure to the benefit of and be binding upon the successors and assigns of Employer.

5.3.    Applicable Law; Venue. This Agreement shall be governed by the laws of the State of Colorado without regard to the principles of conflicts of laws. Both parties agree that any action relating to this Agreement shall be brought in a state or federal court of competent jurisdiction located in the State of Colorado and both parties agree to exclusive venue in the State of Colorado.

5.4    Notice. Notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to Employer at its principal office and to Employee at Employee’s principal residence as shown in Employer’s personnel records, provided that all notices to Employer shall be directed to the attention of the Chief Executive Officer of Parent, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

5.5    Construction. Each party has cooperated in the drafting and preparation of this Agreement. Hence, in any construction to be made of this Agreement, the same shall not be construed against any party on the basis that the party was the drafter. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

5.6    Execution. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Photographic or facsimile copies of such signed counterparts may be used in lieu of the originals for any purpose.

5.7    Legal Counsel. Employee and Employer recognize that this is a legally binding contract and acknowledge and agree that they have had the opportunity to consult with legal counsel of their choice.

5.8    Waiver. The waiver by any party of a breach of any provision of this Agreement by the other shall not operate or be construed as a waiver of any other or subsequent breach of such or any provision.

5.9    Invalidity of Provision. In the event that any provision of this Agreement is determined to be illegal, invalid, or void for any reason, the remaining provisions hereof shall continue in full force and effect.

5.10    Approval by DaVita HealthCare Partners Inc. as to Form. The parties acknowledge and agree that this Agreement shall take effect and be legally binding upon the parties only upon full execution hereof by the parties and upon approval by DaVita HealthCare Partners Inc. as to the form of hereof.

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement effective as of the date and year first written above.

EMPLOYER / DAVITA HEALTHCARE	EMPLOYEE / KATHLEEN A. WATERS
PARTNERS INC.

By __/s/ Javier Rodriguez _______________	By __/s/ Kathleen A. Waters_______

Javier Rodriguez	Kathleen A. Waters
Chief Executive Officer, Kidney Care

Date: 4/27/2016	Date: 4/26/2016

Approved by DaVita HealthCare Partners Inc. as to Form:

_/s/ Caitlin Moughon___________________
Caitlin Moughon
Associate General Counsel